SEC FILE NUMBER
001-40326
CUSIP NUMBER
90089L108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TuSimple Holdings Inc.

Full Name of Registrant

Tusimple (Cayman) Ltd.

Former Name if Applicable

9191 Towne Centre Drive, Suite 600

Address of Principal Executive Office (Street and Number)

San Diego, CA 92122

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TuSimple Holdings Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 (the “Form 10-Q”) by the prescribed due date because the Company requires additional time to finalize the Form 10-Q in light of the changes to the Company’s board of directors and Chief Executive Officer on November 10, 2022, as disclosed on the Company’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on the same date.

The Company’s Form 10-Q will be filed as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric Tapia	(619)	916-3144
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced unaudited financial information for the fiscal quarter ended September 30, 2022 in a letter to shareholders issued on October 31, 2022, which was furnished as Exhibit 99.1 to the Company’s Form 8-K furnished to the SEC on the same date.

This report contains forward-looking statements, including statements regarding the Company’s ability to complete the filing of the Form 10-Q as soon as practicable and the Company’s expected financial results. These statements are based on current expectations as of the date of this report and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. Many important factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to, those related to the Company’s ability to complete the Form 10-Q within the anticipated time period, autonomous driving being an emerging technology, the development of the Company’s technologies and products, the Company’s limited operating history in a new market, the regulations governing autonomous vehicles, changes in the Company’s board of directors and senior management, the Company’s dependence on its senior management team, reliance on third-party suppliers, potential product liability or warranty claims, the protection of the Company’s intellectual property, securities class action litigation, and government or regulatory policies, inquiries and actions. Moreover, the Company operates in a competitive and rapidly changing environment, and new risks may emerge from time to time. The foregoing list of factors is not exhaustive.

You should carefully consider the foregoing factors and the other risks and uncertainties described under the caption “Risk Factors” in our most recent annual report on Form 10-K, filed with the SEC on February 24, 2022, and the Company’s other filings with the SEC. These SEC filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. We do not give any assurance that we will achieve our expectations.

TuSimple Holdings Inc.

(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Eric Tapia
Name: Eric Tapia
Title: Interim Chief Financial Officer

Date: November 15, 2022